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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934
                            -----------------------
                           People's Choice TV Corp.
                               (Name of Issuer)
                            -----------------------

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)
                            -----------------------

                                  710847 10 4
                                (CUSIP Number)
                            ----------------------

                                 Don A. Jensen
                          Vice President and Secretary
                               Sprint Corporation
                                 P.O. Box 11315
                          Kansas City, Missouri 64112
                                 (913) 624-3326
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                            Bruce N. Hawthorne, Esq.
                                King & Spalding
                              191 Peachtree Street
                          Atlanta, Georgia 30303-1763
                           Telephone: (404) 572-4600

                                 April 23, 1999
            (Date of Event which Requires Filing of this Amendment)
                            -----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f)
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 or (g), check the following box:  [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 710847 10 4
          -----------


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sprint Corporation
     48-0457967

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

          WC
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                     [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

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  NUMBER OF        7.  SOLE VOTING POWER

   SHARES              2,210,688 *
                   -------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER

  OWNED BY             5,908,751 **
                   -------------------------------------------------------------
    EACH           9.  SOLE DISPOSITIVE POWER

 REPORTING             2,210,688 *
                   -------------------------------------------------------------
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                   -------------------------------------------------------------
PERSON WITH        10. SHARED DISPOSITIVE POWER

                       5,908,751 **
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,119,439 ***

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12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES        [ X ]

    The foregoing amounts exclude any shares of Common Stock held by executive officers and directors of the Reporting Person, if any. The Reporting Person disclaims beneficial ownership of any shares held by such officers and directors.
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.997%

    The foregoing reflects the Owned Preferred, the Preferred Options and the Common Options (each defined in the Note following Line 14) and is calculated in accordance with Rule 13d-3, which requires that the Reporting Person assume that the total number of outstanding shares of Common Stock are equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred and exercise and conversion of the Preferred Options held by the Reporting Person. See the Note following Line 14.

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14. TYPE OF REPORTING PERSON

    CO
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*   Reflects the voting power of the 497,405 shares (the "Owned Preferred") of
    Convertible Cumulative Pay-in-Kind Preferred Stock, par value $0.01 per share (the "Preferred Stock"), held by the Reporting Person. The Preferred Stock possesses approximately 4.444 votes per share and is convertible at any time, at the option of the holder, into shares of Common Stock at a conversion price of $22.50 (or approximately 4.444 shares of Common Stock
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    for each share of Preferred Stock), subject to certain adjustments.

** Reflects the irrevocable proxies (the "Proxies") granted to the Reporting Person with respect to 1,694,823, 881,600 and 2,227,000 shares of Common Stock, respectively, which entitle the Reporting Person to vote on all matters presented for a vote of stockholders (other than election of directors, as to which the grantors of such proxies retain voting power), as described in Item 4 below. Also reflects the Preferred Options, over which Sprint may be deemed to have beneficial ownership.

*** Reflects the Owned Preferred and, in addition, shares covered by options held by the Reporting Person to purchase 123,699 shares and 125,000 shares of Preferred Stock, respectively (together, the "Preferred Options"). The shares of Preferred Stock underlying the Preferred Options are convertible at any time at the option of the holder into an aggregate of 1,105,328 shares of Common Stock, over which the Reporting Person may be deemed to possess beneficial ownership. The foregoing also reflects options to purchase an aggregate of 4,803,423 shares of Common Stock (together, the "Common Options") and proxies to vote such shares on certain matters. See Items 4 and 5.

    This Amendment No. 1 relates to the Schedule 13D filed by Sprint Corporation, a Kansas corporation ("Sprint" or the "Reporting Person") on April 13, 1999 (as so amended, the "Schedule 13D"). Capitalized terms used herein but not defined shall have the same meanings as in the original Schedule 13D. The
Schedule 13D hereby is amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

    The Section entitled "Common Stock" under Item 3 is hereby amended to read in its entirety as set forth below. Item 3 remains otherwise unchanged.

Common Stock.
------------

    If Sprint acquires all of the Oristano Option Shares, Sprint will pay $13,558,584 for such shares, subject to adjustments described in Item 4.

    If Sprint acquires all of the Bay Option Shares, Sprint will pay $7,052,800 for such shares, subject to adjustments described in Item 4.

    If Sprint acquires all of the New Option Shares (as hereinafter defined), Sprint will pay an aggregate $22,270,000 for such shares, subject to the adjustments described in Item 4.

    If Sprint acquires all of the outstanding shares of Common Stock pursuant to the Merger, Sprint will pay $129,238,170 for such shares, subject to further adjustments as described in Item 4, based on the number of shares of Common Stock outstanding as of March 25, 1999 as reported in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1998. Sprint disclaims beneficial ownership of such shares. The Merger Agreement provides that shares of Common Stock that are owned by Sprint (and shares of Common Stock and Preferred Stock that are owned by the Company as treasury stock) will be canceled in the Merger.

Item 4.  Purpose of the Transaction.

    (a) The section entitled "Merger Agreement" under Item 4 is hereby amended and supplemented to add the following sentence at the end of the second paragraph of such section:

As a result of Sprint's having entered into the New Option Agreements (as defined below), which provide for options to purchase an aggregate of 2,227,000 shares of Common Stock at an exercise price of $10.00 per share, the shares of Common Stock canceled in the Merger will be converted into the right to receive $10.00 in cash per share, without interest.

    (b) In addition, the section entitled "Common Option Agreements" under Item 4 hereby is amended to read in its entirety as follows:

    COMMON OPTION AGREEMENTS.   Sprint has entered into:  (i) a Stockholder
    ------------------------
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and Option Agreement with Matthew Oristano, on his own behalf and as attorney-in
-fact for certain family members and related entities on Schedule I thereto (the "Oristano Holders"), dated April 12, 1999, covering 1,694,823 shares of common stock (the "Oristano Agreement"); (ii) a Stockholder and Option Agreement with Bay Harbour Management, LC ("Bay"), dated April 12, 1999, covering 881,600 shares of common stock (the "Bay Agreement"); (iii) a Stockholder and Option Agreement with Joe Moran ("Moran"), dated April 23, 1999, covering 268,000 shares of Common Stock; (iv) a Stockholder and Option Agreement with John Gorman ("Gorman"), dated April 28, 1999, covering 362,000 shares of Common Stock; (v) a Stockholder and Option Agreement with Loeb Partners Corporation ("Loeb"), dated April 23, 1999, covering 133,500 shares of Common Stock; (vi) a Stockholder and Option Agreement with Pequod Investments L.P. ("Pequod"), dated April 23, 1999, covering 75,000 shares of Common Stock; (vii) a Stockholder and Option Agreement with Pequod International Ltd. ("Pequod International"), dated April 23, 1999, covering 75,000 shares of Common Stock; (viii) a Stockholder and Option
Agreement with John Glade ("Glade"), dated April 23, 1999, covering 100,000 shares of Common Stock; (ix) a Stockholder and Option Agreement with James B. Rubin Family Accounts ("Rubin Family Accounts"), dated April 23, 1999, covering 543,500 shares of Common Stock; and (x) a Stockholder and Option Agreement with various funds controlled by Tudor Investment Corporation ("Tudor"), dated April 26, 1999, covering 670,000 shares of Common Stock. Each of Moran, Gorman, Loeb, Pequod, Pequod International, Glade, Rubin Family Accounts and Tudor is referred to herein as a "New Holder." The agreements with each of Moran, Gorman, Loeb, Pequod, Pequod International, Glade, Rubin Family Accounts and Tudor are referred to herein as the "New Option Agreements" and, together with the Oristano Agreement and the Bay Agreement, as the "Option Agreements". The options granted pursuant to the Option Agreements are referred to as the "Common Options." Sprint entered into the Option Agreements with the purpose of facilitating its efforts to consummate the Merger.

    Pursuant to the Oristano Agreement and the Bay Agreement, the Oristano Holders and Bay granted to Sprint: (i) irrevocable options to purchase 1,694,823 and 881,600 shares of Common Stock, respectively (the "Oristano/Bay Option Shares"), at a purchase price equal to $8.00 in cash per share (the "Oristano/Bay Option Price"), and (ii) an irrevocable proxy to vote (or refrain from voting) the Oristano/Bay Option Shares with respect to any issue brought before the stockholders of the Company, other than with respect to the election of directors of the Company.

    Pursuant to the New Option Agreements, the New Holders granted to Sprint:
(i) an irrevocable option to purchase an aggregate 2,227,000 shares of Common Stock (the "New Option Shares") at a purchase price equal to $10.00 in cash per share (the "New Option Price"), and (ii) an irrevocable proxy to vote (or refrain from voting) the New Option Shares with respect to any issue brought before the stockholders of the Company, other than with respect to the election of directors of the Company.

    If, prior to the purchase of Common Stock pursuant to the Oristano Agreement or the Bay Agreement (a "Purchase"), Sprint purchases any shares of the Common Stock for an amount per share in excess of the Oristano/Bay Option Price (the "Oristano/Bay Excess Amount"), then the amount per share to be paid by Sprint upon exercise of any of the options covered by the Oristano Agreement or the Bay Agreement, as applicable, shall equal the sum of the Oristano/Bay Option Price plus the Oristano/Bay Excess Amount. If, following the date of any Purchase, Sprint purchases any shares of Common Stock for an amount per share in excess of the sum of the Oristano/Bay Option Price plus, if applicable, the Oristano/Bay Excess Amount plus any other amount previously remitted pursuant to the Oristano Agreement or the Bay Agreement, as applicable (the "Subsequent Oristano/Bay Excess Amount"), then Sprint will remit to the Oristano Holders or Bay, as applicable, an amount equal to the Subsequent Oristano/Bay Excess Amount for each Oristano/Bay Option Share purchased at the closing of the Oristano Agreement or the Bay Agreement, as applicable. For example, if Sprint purchases any of the New Option Shares pursuant to any of the New Option Agreements, each of which provides for an exercise price of $10.00 per share, the Oristano/Bay Option Price automatically will increase to $10.00 per share pursuant to the Oristano Agreement and the Bay Agreement.

    If, prior to the purchase of Common Stock pursuant to the New Option Agreements, Sprint purchases any shares of the Common Stock for an amount per share in excess of the New Option Price or amends the Merger Agreement to increase the per share consideration to an amount per share in excess of the New Option Price (in either case, the "New Excess Amount"), then the amount per New Option Share to be paid by Sprint upon exercise of any of the options covered by the New Option Agreements shall equal the sum of the New Option Price plus the New Excess Amount. If, following the date of such purchase pursuant to the New Option Agreements, Sprint purchases any shares of Common Stock for an amount per share, or amends the Merger Agreement to increase the per share consideration in an amount per share, in excess of the sum of the New Option Price plus, if applicable, the New Excess Amount plus any other amount previously remitted pursuant to the applicable New Option Agreement (the "Subsequent New Excess Amount"), then Sprint will remit to the applicable New Holder an amount equal to the Subsequent New Excess Amount for each New Option Share purchased pursuant to the applicable New Option Agreement.

    Each of the Common Options expires 10 days after the transactions contemplated by such Option Agreement receives approval required by the HSR Act, if the Option has not been exercised by Sprint or its designee on or before such date (the "Expiration Date"). If the Common Options have not been exercised by Sprint on or before the Expiration Date, each of the Oristano Holders, Bay and each of the New Holders shall have the right at such time, and for a period of 30 days thereafter, to require Sprint or its designee to purchase the applicable Option Shares at the applicable Option Price, as adjusted (if necessary) in accordance with the Option Agreements.

    Sprint may in the future enter into additional option agreements or agreements by which Sprint receives a proxy to vote shares of Common Stock of the Company, but in no case prior to receipt of necessary approvals from the FCC shall Sprint acquire 50% or more of the voting power of the Company's capital stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

    The information set forth in Item 4 is hereby incorporated herein by reference. Sprint owns the Owned Preferred, the Preferred Options and the Common Options. Sprint has beneficial ownership of the shares of Common Stock underlying the Owned Preferred and the Common Options, and may be deemed to have beneficial ownership of the shares of Common Stock underlying the Preferred Options.

    The Owned Preferred and the Common Options are convertible into an aggregate of 7,014,111 shares of Common Stock. Such number of shares of Common Stock represents approximately 43.191% of the outstanding shares of Common Stock of the Company on an as-converted basis.

    If the shares of Common Stock underlying the Preferred Options are deemed beneficially owned by Sprint, then Sprint beneficially owns securities convertible and exercisable into an aggregate of 8,119,439 shares of Common Stock, or approximately 49.997% of the outstanding Common Stock on an as-converted basis.

    Such percentages are calculated in accordance with Rule 13d-3, pursuant to which total number of outstanding shares of Common Stock is assumed to be equal to the number actually outstanding plus the number that would be issued upon conversion of the Owned Preferred and the shares underlying the Preferred Options.

    (b) The number of shares of Common Stock beneficially owned: (i) with respect to which there is sole voting power is 2,210,688, (ii) with respect to which there is shared voting power is 5,908,751, (iii) with respect to which there is sole dispositive power is 2,210,688, and (iv) with respect to which there is shared dispositive power is 5,908,751.

    (c) Except as set forth in Item 4, Sprint has not effected any transactions in the Common Stock during the past 60 days.

    (d)--(e)  Inapplicable.

Item 7.  Material to Be Filed as Exhibits.

Item 7 hereby is amended to read in its entirety as follows:

    The following documents are filed herewith:

Ex. No.
-------

    *1. Securities Purchase and Option Agreement, dated as of April 2, 1999, between
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      Sprint and Wireless Holding LLC
    *2. Agreement and Plan of Merger among Sprint, MM Acquisition Corp. and the
      Company, dated as of April 12, 1999
    *3. Stockholder and Option Agreement between Sprint and Matthew Oristano, dated April 12, 1999
    *4. Stockholder and Option Agreement between Sprint and Bay Harbour
      Management, LC, dated April 12, 1999
     5. Stockholder and Option Agreement between Sprint and Joe Moran, dated April 23, 1999
     6. Stockholder and Option Agreement between Sprint and John Gorman, dated April 28, 1999
     7. Stockholder and Option Agreement between Sprint and Loeb Partners Corporation, dated April 23, 1999
     8. Stockholder and Option Agreement between Sprint and Pequod Investments L.P., dated April 23, 1999
     9. Stockholder and Option Agreement between Sprint and Pequod International Ltd., dated April 23, 1999
    10. Stockholder and Option Agreement between Sprint and John Glade, dated April 23, 1999
    11. Stockholder and Option Agreement between Sprint and James B. Rubin Family Accounts, dated April 23, 1999
    12. Stockholder and Option Agreement between Sprint and various funds controlled by Tudor Investment Corp., dated April 26, 1999
_____________
    * Previously filed. See original Schedule 13D filed by Sprint on April 13, 1999.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 28, 1999                    SPRINT CORPORATION



                                    By:     /s/ Don A. Jensen
                                       --------------------------------------
                                        Title:  Vice President